Exhibit 99.6

Company	Wolseley PLC
TIDM	WOS
Headline	Total Voting Rights & Capital
Released	10:10 22-Dec-06

RNS Number:5550O
Wolseley PLC
22 December 2006

Wolseley plc – Voting Rights & Capital

In accordance with its obligations under Transitional Provision 6 of the Disclosure and Transparency Rules of the FSA Handbook, Wolseley plc confirms that as at 22 December 2006, Wolseley plc's capital consists of 657,873,919 ordinary shares of 25 pence, each admitted to the Official List of the Financial Services Authority and to trading on the London Stock Exchange's market for listed securities.

The total number of voting rights in respect of these ordinary shares is 657,873,919, each share having one vote. Wolseley plc does not hold any shares in treasury.

In addition, Wolseley plc has entered into a level II American Depositary Receipt programme, under which ordinary shares of 25 pence each in the capital of Wolseley plc are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 25 pence each in the capital of Wolseley plc traded in the form of American Depositary Shares are included within the totals set out above.

The figure noted above may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Wolseley plc, under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END